Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tuffy Packs, Inc.
6726 Seinfeld Ct
Houston, TX 77069
www.tuffypacks.com

Up to $107,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tuffy Packs, Inc.
Address: 6726 Seinfeld Ct, Houston, TX 77069
State of Incorporation: DE
Date Incorporated: January 26, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$250

Ballistic Backpack Insert

Your choice of a 11x14' or 12x16' Ballistic Insert ($139.00 Value)

$500

Swissgear Backpack + Insert

Choice of SwissGear backpack with 12x16" insert of Kenneth Cole labtop case with 11x14" insert ($239.00 Value)

$1000

4 Ballistic Insterts

Recieve 4 assorted Ballistic inserts any size (Up to $596.00 Value)

$2500

4 assorted Ballistic insters + lifetime 20% discount

Recieve 4 assorted Ballistic inserts any size and a lifetime 20% discount off all products.

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Tuffy Packs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Our company manufactures a line custom inserts that provide a level of personal protection from ballistic threats similar to what law enforcement officers wear daily as bulletproof vests. All Tuffy Pack® products are built to meet Level IIIA threat requirements. They have been tested by an independent ballistic lab and the report is available on the company site under Lab Test.

The ballistic shields when inserted into backpacks, briefcases or computer bags will provide the highest level of protection currently available as lightweight concealable body armor. Backpacks with ballistic protection weigh only 19 – 27 ounces more than a non-protected pack (based on the pack size). Additionally, the ballistic shields are removable when the user desires to use the pack in a low or non-threat environment.

Competitors and Industry

The civilian ballistic product industry is relatively new and fragmented. The following are our closest competitors found online: Premier Body Armor, Bullet Blocker, Hardwire, LLC and AR500 Armor. Our competitors are primarily sold online with little retail presence. Tuffy Packs has added new sales channels including private label/OEM programs as well as numerous drop ship programs to allow online retailers to enjoy full margins without the burden of inventory.

We see the demand continue to increase as the number of school shootings has not declined.

More than half of U.S. teens are worried about the possibility of a shooting happening at their school, according to a Pew Research Center survey of 13- to 17-year-olds conducted after the Parkland massacre and released in April 2018. It found 25 percent of teens were "very worried" and 32 percent were "somewhat worried."

Product retail pricing is similar throughout the niche. TuffyPacks is a direct manufacturer.

Current Stage and Roadmap

We began selling online in early 2016. Amazon was our main outlet direct to consumers until Feb. 2017 when they removed our category and restricted the sales of personal ballistic products.

Since Feb 2017 our online marketing went "in house" direct to consumers from our website as well as sales to distributors and retailers.

Additionally, we have a robust pipeline for new product release in 2020. These include additional school products such as large 3 ring binders that have ballistic material sewn in.

In January we formed a relationship with an Asian garment manufacturer to produce jackets, both casual and dress that will include lightweight ballistic material sewn in the lining. We are awaiting garment samples to evaluate and have previously provided ballistic fabric to address production issues.

The Team

Officers and Directors

Name: Steven Naremore

Steven Naremore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CFO

Dates of Service: January 16, 2020 - Present
Responsibilities: Oversight of all day to day operations

Other business experience in the past three years:

- **Employer:** Venado Media
  Title: Member
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Media buying

Name: Zach Nemanich

Zach Nemanich's current primary role is with Sterling Manufacturing. Zach Nemanich currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: January 16, 2020 - Present
  Responsibilities: Product development and manufacturing

Other business experience in the past three years:

- **Employer:** Sterling Manufacturing
  Title: Sales
  Dates of Service: January 01, 2007 - Present
  Responsibilities: B to B sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer protection industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Manufacturing Internationally.
Manufacturing internationally may cause problems and present risks. We manufacture our products internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Cost Increase.

Increases in costs, disruption of supply or shortage of materials could harm our business. We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results.

Cost Control.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our products. There can be no assurances that our costs of producing and shipping our products will be less than the revenue we generate from sales. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases.

Dependance.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we may be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Naremore	3,600,000	Common Stock	80.0
Zach Nemanich	900,000	Common Stock	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 4,500,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company's revenues went from $247, 310 in 2017and went up 38% to $341,655 in 2018 and down 25% to $255,128 in 2019. The company's revenues went up from 2017 to 2018 because of two major shootings that happened both in Parkland, Florida and

Santa Fe, Texas that were responsible for an increase in sales of almost $100,000. The cost of goods sold went up 44% from 2017 to 2018 as sales went up and down 36% in 2019 as sales went down. The company's cost of goods sold went down in 2019 because the company's switched to another ballistic material supplier that reduced the company's cost significantly. We plan to continue in 2020 to bring our COGS down as we are constantly shopping our material costs as well as introducing more higher-margin product combinations.

Historical results and cash flows:

The company had cash in the bank in the amount of $10,046 as of December 31, 2018, and in the amount of $77,461 as of December 31, 2019. The company also had positive working capital in the amount of $111,733 (calculated from deducting current liabilities from current assets) suggesting the company has enough liquidity to run its day to day operations.

Our largest opportunity is in adding resellers in the mainstream (non-gun related retailers) markets. We are in early conversations with multi-store companies that carry significant inventories of backpacks. Several of these are in the product sample review process as well as discussions to test the market in a sampling of stores.

Management believes that the company's marketing and advertising strategies which include paid search advertising will help the company gain new customers, and increase its sales. As of 01/01/20 on Google, there were over 3 pages of Tuffy Packs related national news stories. This increases our organic (non-paid) position on Google search.

In 3 weeks, we plan to launch a large TV campaign in SoCal, NYC, and SoFL. Over 450 sixty-second direct response commercials will air on broadcast TV as well as cable. These have been prepaid by a third party in exchange for a percentage of revenue. If successful, we will roll out TV nationally.

Competitively, we are highly regarded as a quality product online. When 99% of our product category is sold online we will continue to leverage that goodwill to add more retail/dealer locations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash in the bank as of today 2/27/2020 is in the amount of $48,000.

The company also has a PayPal loan with an outstanding amount of $0 as of today, 2/27/2020

The company also receives advances/loans from its founder from time to time and as today the outstanding of that loan is in the amount of $70,000, which will likely be converted to common stock during 2020.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical to continued operations. A successful CF campaign will allow the Company to execute a more aggressive marketing effort including newly launched direct response television (DRTV).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Not knowing the level of success of the CF campaign, management has not made any financial commitments beyond what current cash on hand and sales will support going forward. Recently our COGS (ballistic products) dropped by 50% due to better sourcing which will reflect on the 2020 top line.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

Indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

A Reg D (504) offering is contemplated for additional capital to expand into Law Enforcement and Military markets.

Future additional sources may also include a listing via Registration Statement to the OTCQB so that the company would be publicly traded or reporting pink. Management currently has engaged securities counsel to explore options.

Further, Steve Naremore, CEO/Founder does not take income from the Company and is able to provide funding going forward if needed.

Indebtedness

- **Creditor:** Founder, Steven Naremore
  Amount Owed: $71,885.71
  Interest Rate: 0.0%
  Maturity Date: January 01, 2021

Related Party Transactions

- **Name of Entity:** Steve Naremore
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: As of December 31, 2019, and 2018, the outstanding amount of these loans were $71,885.71 and $23,976.64 respectively.
  Material Terms: From year to year, the company has received several loans from Steve Naremore, the company's founder and CEO. No interest rate or maturity has been set for these loans.

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

Our valuation was selected based on a consideration of the following factors: our current revenues, our management team, our product line and the fact we are in an emerging, nascent industry. We set our valuation internally without a formal third-party independent valuation. We are using a multiple of our blended sales from 2018 and 2019 and a reasonable expectation from 2020.

Our product concepts are new and innovative in an industry that is just now emerging. Due to the controversial nature of the product category, mass merchants will be slow to embrace our product category. Our goal is to become and sustain the "first mover" in our niche which will better position us to be the "go-to" brand when increasing consumer demand forces mass merchants to adopt the category. Currently, we are being evaluated by 2 large retailers (250+ locations) for testing in 20-25 locations.

Our team has extensive experience in soft goods manufacturing, raw material sourcing, and marketing. As a manufacturer, we can go from concept to sales rapidly as we introduce new products. In 2020 we will introduce additional SKU's including ballistic casual wear garments as well as specialized products for the law enforcement industry.

We have aggressive projections for 2020 sales as we enter the DRTV (direct response television) market with 60-second commercials targeting concerned parents. Based on our previous experience in purchasing deeply discounted broadcast air time, we anticipate a sharp increase in sales. We have also prepaid for 450 – 500 commercial airings starting in 3 major markets. The commercials are completed and ready for scheduling. Tuffy Packs will be the only brand in our category launching national television media to drive sales.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Our direct to the consumer sales model is our most profitable channel and we will be increasing our online digital presence as well as adding DRTV.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Our direct to the consumer sales model is our most profitable channel and we will be increasing our online digital presence as well as adding DRTV.

- *Research & Development*
  5.0%
  As we continue to add more products in the personal ballistic category we see various expenses for materials, sample creation and ballistic lab testing.

- *Company Employment*
  10.0%
  As volume increases, we would look to add fulfillment personnel.

- *Operations*
  10.0%
  We outsource most of our creative services. As we grow, there would be needs for additional design in the area of retail packaging, social media, and broadcast-quality video production.

- *Working Capital*
  10.5%
  This would be a set aside to cover additional costs that we anticipate large multi-location retailers to require in order to become a vendor. Commissions, product slotting fees and Coop advertising are the most common.

- *Inventory*

11.0%
As new SKU's are added we will see increases across these products.

- *Other*
10.0%
We anticipate adding additional capital equipment in 2020 and beyond. These would be all related to moving some finish production tasks in-house such as cutters, sewing and heat seal equipment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.tuffypacks.com (footer).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/tuffypacks

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tuffy Packs, Inc.

[See attached]

I, Steven Naremore, the Managing Member of Tuffy Packs, LLC, hereby certify that the financial statements of Tuffy Packs, LLC and notes thereto for the periods ending December 31, 2019 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018, the amounts reported on our tax returns were total income of $335,403; taxable income of $81,457 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of February 2020.

Naremore (Signature)

Manager Member (Title)

_2-27-2020_ (Date)

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

Tuffy Packs, LLC
Index to Financial Statements
(unaudited)

TUFFY PACKS, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	77,461	10,046
Account Receivable	123	281
Inventory	39,438	70,496
Total Current Assets	117,022	80,823
TOTAL ASSETS	$ 117,022	$ 80,823
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Paypal loan	2,304	-
Other Current Liabilities	2,986	2,986
Total Current Liabilities	5,289	2,986
Non-Current Liabilities		
Founder Loan	71,886	23,977
Total Non-Current Liabilities	71,886	23,977
Total Liabilities	77,175	26,962
Equity		
Members Equity	34,374	34,374
Additional Paid In Capital	-	-
Retained Earnings	19,487	21,799
Net Income	(14,014)	(2,313)
Total Equity	39,847	53,861
TOTAL LIABILITIES & EQUITY	$ 117,022	$ 80,823

TUFFY PACKS, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

		December 31, 2019		December 31, 2018
Revenue	$	255,128	$	341,655
Cost of Goods Sold		114,278		178,442
Gross Margin		140,851		163,213
Expenses				
Advertising and Marketing		84,283		81,038
General and Administrative Expenses		71,901		84,487
Total Expense		156,184		165,526
Operating Income/(Loss)		(15,334)		(2,313)
Depreciation		-		-
Amortization		-		-
Non Operating Expenses				
Interest Expense		-		-
Other (Loss)/Income		1,320		-
Total Other Income (Expense)		(14,014)		(2,313)
Deferred Income Taxes		-		-
Net income/(Loss)	$	(14,014)	$	(2,313)

TUFFY PACKS, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	Members Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2017	-	$ 34,374	$ -	$ 21,799	$ 56,173
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(2,313)	(2,313)
Balance at December 31, 2018	-	34,374	-	19,487	53,861
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(14,014)	(14,014)
Balance at December 31, 2019	**-**	**$ 34,374**	**$ -**	**$ 5,473**	**$ 39,847**

TUFFY PACKS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (14,014)	$ (2,313)
Depreciation	-	-
Amortization	-	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	158	3,860
Inventory	31,058	(48,979)
Paypal loan	2,304	-
Other current liabilities	-	2,986
Net Cash Provided By Operating Activities:	**19,506**	**(44,446)**
Cash flows from Investing Activities		
Property and equipment	-	-
Other Assets	-	-
Net Cash used in investing activities	**-**	**-**
Cash flows from Financing activities		
Members Contributions	-	-
Borrowings on loans	47,909	23,977
Contribution/(Distribution)	-	-
Net cash received from financing activities	**47,909**	**23,977**
Net (decrease) increase in cash and cash equivalents	67,415	(20,470)
Cash and cash equivalents at beginning of period	10,046	30,515
Cash and cash equivalents at end of period	**$ 77,461**	**$ 10,046**

NOTE 1 – NATURE OF OPERATIONS

Tuffy Packs, LLC was formed on January 26, 2016 ("Inception") in the State of Texas. The financial statements of Tuffy Packs, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Our company manufactures a line custom inserts that provide a level of personal protection from ballistic threats similar to what law enforcement officers wear daily as bullet proof vests. The Tuffy Pack Ballistic Shields® are built to meet Level IIIA threat requirements. They have been tested by an independent ballistic lab and the report is available on this site.

The ballistic shields when inserted into backpacks, briefcases or computer bags will provide the highest level of protection currently available as lightweight concealable body armor. Backpacks with ballistic protection weigh only 19 – 27 ounces more than a non-protected pack (based on the pack size). Additionally, the ballistic shields are removable when the user desires to use the pack in a low or non-threat environment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2018, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Paypal Loan
 On June 13, 2019, the company entered a business loan agreement with Paypal in the amount of $15,000. The loan has a total interest charge in the amount of $1,928.34 and is to be repay after 36 weekly payments in the amount of $470.23, bringing up the total repayment amount to $16,928.34. As of December 31, 2019, the outstanding balance of this loan is in the amount of $2,304.

Founder Loan
From year to year, the company has received several loans from Steve Naremore, the company's founder and CEO. No interest rate or maturity has been set for these loans. As of December 31, 2019, and 2018, the outstanding amount of these loans were $71,885.71 and $23,976.64 respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From 2016 to 2019, Tuffy Packs, LLC subleased an office space from Coastal Air Photos, LLC. Coastal Air Photos, LLC is a company own by a relative of Steve Naremore, who is the founder of Tuffy Packs, LLC. Tuffy Packs, LLC paid monthly rent in the amount $763 directly to landlord YYSR Corporation during the years it subleased. The original lease between Coastal Air Photos, LLC and YYSR Corporation was entered into on September 1, 2014, and expired inn September 1, 2019 and month to month thereafter.

As of December 31, 2019, rent expense was in the amount of $10,514.71.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The current ownership percentages of the members are as follows:

Member's Name	Ownership Percentages
Steven Naremore	80%
Zach Nemanich	20%

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder Loan
From year to year, the company has received several loans from Steve Naremore, the company's founder and CEO. No interest rate or maturity has been set for these loans. As of December 31, 2019, and 2018, the outstanding amount of these loans were $71,885.71 and $23,976.64 respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through February 27, 2020, the issuance date of these financial statements.

Conversion to C Corporation
On January 31, 2020 Tuffy Packs, LLC, converted to Tuffy Packs, Inc. The company is authorized to issue 8,000,000 shares of common stock at $0.0001 par value. As of February 5, 2020, 4,500,000 shares of common stock are issued and outstanding for a value of $450.

On February 27, 2020, Tuffy Packs, Inc. and YYSR Corporation entered a new office lease agreement for a monthly rent of $749.38. The lease expires after 12 months on February 28, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Tuffy Packs, Inc.

Bullet Proof Backpack Inserts





PROTECTED
TUFFY PACKS
BALLISTIC SHIELDS
Are you prepared?

$0.00 raised

0 Investors	47 Days Left
$1.00 Price per Share	$4.5M Valuation
Equity Offering Type	$250.00 Min. Investment

INVEST NOW

Website Houston, TX CONSUMER PRODUCTS

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Active shooter incidents continue to rise in schools and public spaces across the US and the world at large. There is an ever-growing demand for products that can keep people safe in such fatal circumstances, as well as a newfound awareness for self-defense products as parents of school children become the fastest growing buyer in this new industry. Tuffy Packs, Inc. delivers a product line of lightweight, removable ballistic inserts, made from police-grade materials and designed to fit 95% of backpacks and laptop cases on the market today.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The market for civilian ballistic protection is estimated to be in excess of $220 million, as active shooter incidents climb to an all-time high
- TuffyPacks has created a line of lightweight, removable ballistic inserts that come in multiple sizes and are designed to fit 95% of backpacks and laptop cases on the market today
- Our products use the same ballistic fabric found in police vests - they remain

discreet and hidden but can instantly turn a regular backpack into a ballistic shield in the event of an active shooter situation. The inserts are ballistic lab tested to defeat handgun rounds up to .44 magnum.

"The ultimate protection"

THE PROBLEM

Active shooter incidents are at an all-time high

School shootings continue to occur across the US at an alarming rate. At least 30 shooting attacks on school grounds have occurred in 2019 resulting in deaths or injuries, according to gun safety group Everytown. Ensuring the safety of our children at school is a responsibility that belongs to everyone, including law enforcement, school staff, mental health practitioners, government officials, and now parents. Most attacks end very quickly, so law enforcement rarely has the opportunity to intervene before serious harm is caused to students or staff. Generally, the shooter is a known student which makes it increasingly difficult to adequately prepare.



277 active shooter incidents occurred between 2000 & 2018

2,430 Casualties, including killed and wounded

884 were killed in 277 incidents

1,546 were wounded in 277 incidents

Source: Federal Bureau of Investigation

THE SOLUTION

An easy defense solution that actually keeps kids safe

Tuffy Packs, Inc. provides global defensive solutions to the ever-increasing problem of active shooter incidents. Our line of lightweight, removable ballistic inserts come in multiple sizes, designed to fit 95% of backpacks and laptop cases on the market today. By using the same ballistic fabric found in police vests, we have created a solution that is discreet and hidden yet instantly turns a regular backpack into a ballistic shield in the event of an active shooter situation.


100% BULLETPROOF
UNDETECTABLE PROTECTION
TUFFY PACKS
ACTUAL BULLETS

THE MARKET

There is an ever-growing demand for life-saving products like ours

School shootings dominate the US headlines on a constant basis and parents are

School shootings dominate the US headlines on a constant basis and parents are becoming increasingly proactive in the personal self-defense of their children. Currently, the market for civilian ballistic protection is estimated to be in excess of $220 million. This includes bulletproof vests, clothing, backpacks, and backpack inserts.

Law enforcement and defense make up the bulk of the global body armor market, valued at $2.1 billion in 2018, while school security is now a $2.7 billion market (not including the billions more spent on armed campus police officers).

From an investor's standpoint, TuffyPacks will be the only "pure-play" in this emerging market. Larger publicly traded companies such as General Dynamics, DuPont (Kevlar), Tajin Group (Netherlands) do not market to consumers as they are typically raw material (fabric) mills with direct sales to law enforcement and military on a global basis.



OUR TRACTION

Expansion of our product line and distribution

Since launching in 2016 our sales and profitability have continually increased, earning our place as the standard backpack insert design on the market.

In 2019 we launched 2 new sizes of our product, as well as a line of "themed" inserts which are more parent-friendly than our main product line and appeal to younger students. Last year, we also began making clear backpacks in response to numerous US school districts that have set new requirements for their students.

Our product has now been featured on almost all major news networks and recently, we have been sought after by smaller resellers to provide OEM or contract manufacturing as well as numerous private label opportunities. New sales channels have opened up including Law Enforcement and Federal Agencies such as the US Marshalls Service.



WHAT WE DO

High-grade police-level ballistic protection from active shooter incidents

Backpacks with our ballistic protection weigh only 17 – 24 ounces more than a non-protected pack (based on the pack size). The ballistic shields are removable when the user desires to use the pack in a low or non-threat environment.

Our panels are constructed using multiple layers of ballistic PE material that is a strong, synthetic fiber similar to Kevlar®, the material used in the global production of body armor, helmets, and ballistic vests.

Our products are lab tested and meet or exceed the minimum requirements for personal ballistic protection (Reference: NIJ National Institute of Justice Level IIIA). Our panels (or inserts), when placed in a backpack, will afford the user the same level of protection that a police officer wears on a daily basis.








THE BUSINESS MODEL

Impressive gross profit margins

The cost to manufacture our most popular 12x16” ballistic panel is $21.00 to $25.00. Retail for this product is $189 with the “street price” being $139.00. That said, on all direct to consumer sales we have a 300+ percent margin, while margins in our reseller channel (dealer/distributor sales) are over 100%.

Since 2017, Parents who buy our products have been purchasing an average of 1.6 units per order, which puts our average unit of sales between $201.00 to $254.00. This correlates to US Census data which indicates 1.7 - 2.1 children per US household.
We supply customers in the US as well as the EU, through two distributors.


$21-$25
manufacture cost
$139-$189
purchase price
300%
direct to consumer sales margin
100%
reseller sales margin

HOW WE ARE DIFFERENT

Carefully crafted and lab tested

The industry for products like ours is fragmented and most of the players are resellers and do not have the capacity to import and work directly with manufacturers. Our success to date is due in large part to the fact that we create our products from “concept to completion”. TuffyPacks also imports all of our ballistic products directly from different manufacturers overseas, eliminating the

need to purchase from a domestic importer or wholesaler. All of our products have been lab-tested and meet or exceed the standards set by the NIJ for maximum protection and safety.

THE VISION

Continuous rapid growth through strategic targeted marketing

We anticipate sales to continue to increase as awareness increases in our brand and product category. As school shooting incidents continue to be reported on a regular basis, more mainstream retailers are responding to parents' desire to equip their children with life-saving and defensive options.

Recently, we launched a "Parent-Friendly" packaging option for retailers. The design allows the buyer the opportunity to touch and feel the product as well as see how lightweight and soft the ballistic panels are.


TUFFY PACKS
BULLETPROOF
BACKPACK INSERTS
BALLISTIC SHIELD
3 SIZES

In March 2020, we will be the first brand in our industry to launch a DRTV (direct response television) advertising program. We are currently in the process of filming these commercials and the initial test will be over 450: 60-second spots targeting our most robust markets.


Two Sizes Available
TUFFY PACKS
BALLISTIC SHIELDS
Starting At Just
ea. plus shipping & handling
$129
LOG ON TO WATCH OUR SHOOTING DEMO VIDEOS
ORDER NOW


12"X16"
11"X14"
WHILE SUPPLIES LAST
AVAILABLE NOW
www.buyTuffyPacks.com
prime

OUR TEAM

Experience meets a passion for the cause

Founder and CEO, Steve Naremore has an extensive background in mergers and acquisitions having spent 20 years as a co-founder of an investment banking firm. Mr. Naremore has spent the last decade owning a soft goods manufacturing company, creating innovative products in the drone and electric skateboard markets.

In 2016, after a lengthy conversation with his daughter who is a 4th-grade teacher about the growing school gun violence and inability of school administrators to stop it, Mr. Naremore started Tuffy Packs. "By essentially reconstructing what a police officer wears on a daily basis we created a well-designed line of fitted inserts that will turn any backpack into a defensive item".

Additionally, Tuffy Packs founder, Steve Naremore has previously done a successful Public Offering in the consumer products space. That company traded on the OTC markets for over 5 years before it was acquired in the '90s.

"Having experience with publicly-traded companies on both the investment banking side as well as an officer or director, I know the importance of creating a "Liquidity Event" for early investors, shareholders, and management", states Naremore.


11x16
11 x 14
11 x 14

Demand is growing for personal defense products like TuffyPacks ballistic inserts.

We are a "pure-play" investment in an emerging sector of the personal protection industry.

1. Tuffy Packs has a robust pipeline of new ballistic products scheduled for release over the next 12 months.
2. Demand is growing as school and workplace gun violence increases.
3. Direct response TV commercials will put the product in front of millions of concerned parents.
4. There is a systemic failure in the ability to combat adolescent mental illness in our schools which allows these children to go unchecked. Until the mental health community works in concert with local law enforcement and the schools to better identify troubled teens we will see no end to this senseless violence. While firearm (handgun) sales remained stable for the last 20 years, the incidents of school gun violence carried out by teens have risen at an alarming rate.



We can't end the violence, but we can stop the casualties

Here's what our customers say...

"Thanks for getting the packs out so fast. We are pleased with the quality and the kids like the way they look. Will be recommending TuffyPacks to others."



"The panel was much lighter in weight than I envisioned. It was purchased for my son, who is in college. He has a Jansport backpack and it fits great. I compared it with others, but the Tuffy has a larger coverage area and look to be designed just for backpacks, We feel better knowing has it."



"If you are traveling, going to school or just take a backpack with you, you can't be too careful nowadays. It's very well made and lightweight. I'm confident it would save my life. It's better than nothing"



"Well designed product and excellent customer service"

Meet Our Team



Steve Naremore

President and Founder

Steve Naremore has spent his entire professional career as a self-employed entrepreneur. In the late 80's he took his financial data company public via an IPO. It was acquired 5 years later in a buyout. He spent the next 20 years as an investment banker, investor and advisor to small and micro-cap companies all either public or seeking exchange listing.

Often being paid in stock by many small startups he realized the importance of good due diligence, patience and the ability to recognize management's passion in their endeavor. "When there is no cash component to investing 100's of hours into a project, you better feel real good about a defined exit strategy". stated Mr. Naremore. On one of his client companies, he participated in the first $500K seed round in the telecom space. The company, Boston Technology turned out to be the engine behind the advent of voicemail and was bought out for $900m in 1997.

During the recent decade, Naremore has created innovative products in the soft goods



Zach Nemanich

Co-Founder / Secretary / Director

Zach has spent the last 15 years in the packaging industry developing solutions for Fortune 100 companies across multiple industries. Whether its computer components or precision medical instruments, if it can be envisioned in CAD, Zach can create it.

For Tuffy Packs, Zach lends his industry knowledge in the global sourcing of our ballistic fabric as well as other materials used in our product production. Our product packaging design that is unique to Tuffy Packs was one of the many solutions provided by Zach.

Zach works part-time for the company as well as traveling to all trade shows; commits approximately 10 hours per week.

Zach is a new father and is an avid marathon runner.

space including packaging solutions in the drone and recreation industry. These products continue to be sold primarily via digital marketing.

He started Tuffy Packs in late 2016 after numerous conversations regarding active shooter drills with his daughter, a fourth-grade public school teacher. Active school shootings were occurring weekly and school administrators were scrambling for solutions at that time.

Tuffy Packs was the solution parents were looking for to allow their children to turn their backpacks into a defensive shield should a threat arise.

Mr. Naremore devotes his full-time effort to Tuffy Packs, Inc.

While not working, Mr. Naremore enjoys fishing, falconry and fixing up old homes.



Offering Summary

Company :	Tuffy Packs, Inc.
Corporate Address :	6726 Seinfeld Ct, Houston, TX 77069
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	107,000
Price per Share :	$1.00
Pre-Money Valuation :	$4,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$250

Ballistic Backpack Insert

Your choice of a 11x14' or 12x16' Ballistic Insert ($139.00 Value)

$500

Swissgear Backpack + Insert

Choice of SwissGear backpack with 12x16" insert of Kenneth Cole labtop case with 11x14" insert ($239.00 Value)

$1000

4 Ballistic Insterts

Recieve 4 assorted Ballistic inserts any size (Up to $596.00 Value)

$2500

4 assorted Ballistic insters + lifetime 20% discount

Recieve 4 assorted Ballistic inserts any size and a lifetime 20% discount off all products.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Tuffy Packs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you

can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TuffyPacks Video Script, VIDEO 1

60 Second Direct Response TV Commercial

Video: DEMO the product being shot LIVE at an indoor shooting range. Close up shot of how well the insert protects from a bullet

Audio: ANNCR VO: Do we have your attention?

Video: Several newsreels of school gun violence

Audio: ANNCR VO: Since 2000, there have been more than 200 shootings at schools and universities

Video: School-age child sitting at a desk *Super on Screen: "Take Control!"

Audio: ANNCR VO: It's time we teach our children to participate in their own survival.

Video: Product ShotL Tuffypack Backpack Insert *Super on Screen: "Prepared. Protected"

Audio: ANNCR VO: The Tuffypack Backpack Insert provides the highest level of ballistic protection currently available as lightweight concealable body armor.

Video: Close up child* Child easily inserting the Tuffypack into their backpack

Audio: ANNCR VO: Specially designed to be easily inserted anywhere in your backpack or laptop case

Video: Show the layers of the Tuffypack. Child carrying a backpack with the Tuffypack in it.

Audio: ANNCR VO: Powerful Tuffypack Backpack Inserts are manufactured with 24 layers of Twaron, a high-performance material, that is lightweight, easy to carry.

Video: FOOTAGE of the insert stopping a bullet (client provided? Or possibly footage from the live shooting demo again)

Audio: ANNCR VO: and Level IIIA Lab Tested.

Video: Remove the insert from a laptop case. Airport friendly image.

Audio: Removable & TSA Travel-friendly

Video: Product shots of the 2 Sizes of Tuffypacks. Cut to image of schoolyard, with kids playing. Super on Screen* Tuffypack logo

Audio: Hopefully, you never have to be in a situation that requires ballistic protection, but with The Tuffypack Backpack Insert you can make sure you and your loved ones are always protected.

Video: Product Shot for Order Screen: Insert Graphics:

Special TV-only price starting at just $129!

Tuffypacks 11" X 14" Ballistic Shield Backpack Insert - $129.00 plus S&H

Tuffypacks 12" X 16" Ballistic Shield Backpack Insert - $139.00 plus S&H

Graphic: www.buytuffypacks.com

Audio: Order now. Visit buytuffypacks.com to order. That's buytuffypacks.com

END

+++

TuffyPacks Video Script, VIDEO 2

[Background is the wall of inventory in the warehouse]

[IN WAREHOUSE Medium Shot w/ LAV MIKE]

[Naremore HOLDING INSERT]

VO: Welcome. I'm Steve Naremore, founder of TuffyPacks. We manufacture a defensive solution to the ever-increasing incidents of school shootings.

[video of insert going into pack]

VO: Our bulletproof inserts, or ballistic panels easily slip into your existing backpack turning it into a ballistic shield that provides the same level of protection as the bulletproof vest a police officer wears daily.

[chart of spending for school safety]

VO: Last year …. 2019… in the US we spent over 2 billion dollars to harden our public and private schools but there were still 19 shootings resulting in the death or injury of over 146 students and staff.

[chart of shootings]

VO: Since the year 2000 there have been 200 incidents resulting in ___ injuries or fatalities.

[back to Naremore in warehouse]

VO: The primary reason for this failure to protect our children….. is that in every incident the shooter has been a student that was known to teachers or staff. If a troubled student wants to get a handgun into his school….. he will generally accomplish it.

So, when you have a system that's deeply flawed at its core you see parents looking for alternative solutions to protect their children.

That brings us back to backpacks and laptop bags.

[B ROLL KIDS ON CAMPUS W PACKS]

VO: There are billions of backpacks and laptop cases in use today. Virtually every student from first graders to college carry one daily. Business travelers have switched from briefcases to backpacks as well.

[image of four defensive positions]

VO: In the event of a credible threat, the pack can be held in front of your body placing it between you and the threat. You can rely on the insert to stop any handgun bullet up to .44 magnum.

[SHOW FBI GRAPH]

VO: And according to the FBI since 1999, approximately 85% of all school shooting involved a handgun, not an assault rifle.

[pan image of all inserts]

VO: Our soft inserts are available in multiple sizes and shapes to fit in 95% of the packs sold today. They are also affordable, ranging from $100 to $130 depending on the size. We also produce "themed" covers so they don't look so tactical or military. Here's how we defeat those rounds

[B ROLL FROM SHOOTING RANGE]

VO: Let's take a look at the inside of a panel for just a moment.

[showing the construction with bullets stuck in insert]

VO: We use multiple layers of ballistic material, similar to what you know as Kevlar, just like a police vest. By layering the material the force from the bullet is spread over a large portion of the fibers and will generally stop a round with only 2-4 layers actually being penetrated. As you can see we have any more layers that are necessary for us to achieve our Level IIIA ballistic lab rating.

[back to warehouse/Naremore on cam]

VO: We have been in business 3 years and have become a trusted brand within our niche. I have been interviewed on virtually every broadcast and cable network in the country as well as radio and print. Earlier this year we were featured on the Today Show. Our customer base is still 90% concerned parents but recently we have been shipping larger orders to local law enforcement agencies throughout the country as well as sales to Federal Agencies like the US Marshals service. Our product concepts are new and innovative in an industry that is just emerging. Here's one of our new products that will launch shortly. We have incorporated 15" x 30" of ballistic material in a standard 3 ring notebook. And this product .... our clear pack, was recently launched with a line of themed inserts for schools that require clear packs as a security measure. Our goal is to become and sustain the "first mover" in our niche which will position

TuffyPacks to be the "go to" brand when consumer demand forces mass merchants to adopt the category. Mass merchants are slow to embrace controversial products like pepper spray and mace once was until consumer demand forces them to. We have a successful direct to consumer business model and our next step is to be sold wherever backpacks are sold. We have recently partnered with one of the largest Direct Response TV advertisers in the US.

[show sound studio images]

VO: Our 60 second commercials have been completed and we have scheduled airtime to start in March. The initial test will be 450 commercials in 3 major US cities. Once we evaluate the response and the dollar revenue vs the ad spend.... We will roll out to additional markets. Tuffy packs will be the first direct to consumer bulletproof solution advertising on national TV. Your investment will allow us to take TuffyPacks to the next level much faster. We have also engaged a securities attorney to begin exploring a larger public offering and registration to begin trading publicly on the OTC exchange. This would also create a liquidity event for early Reg CF investors. Friends, I don't see this new form of domestic violence easing anytime soon. We have a serious problem with adolescent mental illness in this country. As I said earlier, parents are becoming more proactive in protecting the lives of their children. We hope you join us in being part of the solution. Be safe and Thank you.

END

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